Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272


03024293

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	3 July 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	15 pages (including cover sheet)

APPENDIX 3B – EXERCISE OF OPTIONS AND CONVERSION OF CP SHARES
BURNS PHILP OPTIONS – EXPIRY DATED 14 AUGUST 2003

Please see attached copy of announcements released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

3 July 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3B - EXERCISE OF OPTIONS AND CONVERSION OF CP SHARES

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 2,479,968 Ordinary Shares issued pursuant to the exercise of 2,472,283 Options and conversion of 7,685 Converting Preference Shares. The exercise price for the Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:

1,783,161,234	ordinary shares fully paid (BPC)
797,363,514	converting preference shares fully paid (BPCPA)
249,098,735	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours sincerely



PHILIP J. WEST
Special Counsel

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,479,968
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options. Nil for the conversion of Converting Preference Shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 2,472,283 Options (ASX Code BPCO) and conversion of 7,685 Converting Preference Shares (ASX Code BPCPA)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,783,161,234	(a) Ordinary Shares
(b) 797,363,514	(b) Converting Preference Shares
(c) 249,098,735	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 3 July 2003
(~~Director~~/Company Secretary)

Print name: PHILIP J. WEST

== == == == ==

+ See chapter 19 for defined terms.



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

3 July, 2003

Mr. Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

BURNS PHILP OPTIONS – EXPIRY DATE 14 AUGUST 2003

In accordance with Listing Rule 3.17 I enclose a copy of the following documents being mailed to Burns Philp optionholders today:

1. Letter to Optionholders;
2. Notice of Exercise of Options; and
3. Letter to Optionholders outside of Australia and New Zealand

The Burns Philp options (which trade on the ASX under the code "BPCO") will expire at 5.00pm on 14 August 2003.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl.



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

3 July 2003

Dear Optionholder

BURNS PHILP OPTIONS – EXPIRY DATE 14 AUGUST 2003

Our records indicate that you are the holder of Burns Philp Options. The Burns Philp Options trade on the Australian Stock Exchange ("ASX") under the code BPCO.

In accordance with the Terms and Conditions of issue of the Burns Philp Options, they will **expire** on 14 August 2003, unless the holder elects to exercise the Burns Philp Options before that time. If a Notice of Exercise and the required payment is not received by 5.00pm (AEST) on 14 August 2003 the Options **will automatically lapse** and no longer be available for exercise.

A form to exercise the Burns Philp Options is attached to this letter.

The exercise price for each Burns Philp Option is Twenty Cents (A$0.20). After an optionholder provides a Notice of Exercise and payment of the exercise price, the Burns Philp Option will be cancelled and the holder will be issued with one ordinary share in Burns Philp for each Burns Philp Option exercised. The number of Burns Philp Options you held on 27 June 2003 and the total cost to exercise all of those Options is set out at the top of the enclosed Notice of Exercise of Options. Please note, cheques in payment of the exercise price must be drawn on an **Australian** branch of a financial institution in **Australian currency**.

The highest and lowest closing prices of Burns Philp's ordinary shares on the ASX during the last 3 months was Seventy Five Cents (A$0.75) on 25 and 26 June 2003 and Fifty Three Cents (A$0.53) on 1, 2 and 3 April 2003 respectively. The closing price of Burns Philp's ordinary shares on 27 June 2003 was **Seventy Four Cents** (A$0.74) per ordinary share. For more information about Burns Philp and its share price, you should contact your stockbroker.

If you do not want to exercise the Burns Philp Options before the expiry date you are urged to sell them on-market. In accordance with ASX Listing Rules, the last date of quotation of the Burns Philp Options on the ASX will be 7 August 2003. If you are in any doubt as to how to act, you should contact your stockbroker or other professional adviser.

If you have any questions about the mechanics for exercise of your options, telephone in Australia **1300 888 943** or New Zealand **0800 006 675**. Callers outside Australia should call **+612 9240 7512**.

Yours faithfully,

<u>**HELEN GOLDING**</u>
Company Secretary / Group Legal Counsel

ACT NOW

- To **exercise** your Burns Philp Options you must **complete the enclosed Notice of Exercise** and **return it to the Burns Philp Registry in the enclosed Reply–Paid Envelope** together with a cheque for the Exercise Price so that it is received no later than **5:00pm (AEST) on 14 August 2003.**
- If **you do not wish to exercise** the Burns Philp Options **you should sell them** if you wish to realise some value for them. The last date of quotation of the Burns Philp Options on the ASX will be **7 August 2003**. You should contact your stockbroker if you wish to sell your Burns Philp Options.



BURNS, PHILP & COMPANY LIMITED

ABN 65 000 000 359

Notice of Exercise of Options

Securityholder Reference Number/
Holder Identification Number:

Last date of Quotation on ASX: 7 August 2003

Burns Philp Options Expiry Date: 14 August 2003

Number of Burns Philp Options held
at 5:00pm (AEST) on 27 June 2003:

Total cost to Exercise all Options:



The Burns, Philp & Company Limited ("Burns Philp") Options trading on the Australian Stock Exchange under the code BPCO ("Burns Philp Options") expire at 5:00pm on 14 August 2003. If the Notice of Exercise of Options and required payment is not received at this time, the **Burns Philp Options will automatically lapse** in accordance with the Terms and Conditions set out in the Notes Trust Deed dated 11 August 1998 and will no longer be available for exercise. The Burns Philp Options are not underwritten.

Exercise Price	A$0.20
Number of Ordinary Shares to be issued on exercise	
Conversion Ratio	1 for 1
Ordinary Share ASX Quotation Prices	
Closing price on 27 June 2003	A$0.74
3-month High 26 June 2003	A$0.75
3-month Low 3 April 2003	A$0.53

PLEASE COMPLETE BELOW (using block letters) – refer overleaf for details and further instructions on how to complete this form.

I/We apply to exercise the following number of options and attach a cheque in Australian currency drawn on an Australian branch of a financial institution for the amount payable: Please allot me/us Ordinary Shares calculated on the basis of one (1) Ordinary Share in the Company for every one (1) Option which I/we exercise.

A Number of Options Exercised
(must be in multiples of 100 unless exercising all options held)

at A$0.20 per Option Exercised

B Total payment required
(at A$0.20 per Option exercised)

A$

C **PLEASE INSERT YOUR CHEQUE DETAILS**

Cheques must be drawn on an **Australian branch** of a financial institution in **Australian currency** and made payable to "Burns, Philp & Company Limited" and crossed "Not Negotiable".

Cheque | BSB | Account Number

D **YOUR CONTACT DETAILS**

Telephone Number where you can be contacted during business hours

Contact Name (PRINT)

E **SIGNATURE OF OPTIONHOLDER(S) - this MUST be signed**

Optionholder 1	Optionholder 2	Optionholder 3
Sole Director and Sole Secretary	Director	Director/Company Secretary



This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).



Date: ____/____/____

BPC OPT001

000001

How to complete the Notice of Exercise of Options

Please complete all relevant sections of this form USING BLOCK LETTERS. These instructions are cross referenced to each section of the form.

A. Application for shares under the Notice of Exercise of Options Form

Details of your options holding at 5:00pm (AEST) on 27 June 2003 are shown overleaf.

You can apply to exercise either part of (in multiples of 100), or all of, your Options holdings. Please enter into the box A the number of Options from your holdings you wish to exercise:

- To exercise your holdings in full, please write in Box A the number of Options that you currently hold.
- To exercise part of your holdings, please write in Box A the number of Options you wish to exercise (must be in multiples of 100).

If you do not indicate the number of Options you wish to Exercise, Burns Philp may treat you as applying to exercise as many as your accompanying cheque will pay for. However, the number of Options Exercised will not exceed the number of Burns Philp Options you hold (see overleaf).

B. Total Payment Required for Options Exercise

Please enter in Box B the total amount of the cheque required for the payment of the Options you wish to exercise at the Exercise Price of A$0.20. To calculate the total Exercise monies required, multiply Box A by A$0.20.

C. Cheque Details

Please enter your cheque details in Section C. Cheques must be drawn on an **Australian branch** of a financial institution in **Australian currency** and made payable to "Burns, Philp & Company Limited" and crossed "Not Negotiable".

D. Contact Details

Please enter your daytime contact telephone number so we can contact you regarding your form, if necessary.

E. Signature of Optionholder(s)

Please enter the signature(s) of Registered Optionholder(s).

- Individual or joint Optionholders – each joint Optionholder must sign.
- Attorneys - if this notice is signed by an attorney, the attorney declares they have no notice of revocation of the power under which this notice is signed.
- Companies - must execute this notice in accordance with the laws of their jurisdiction.

How to Lodge your Notice of Exercise of Options

A reply paid envelope is enclosed for your use. If mailed within Australia or New Zealand, no postage stamp is required. If mailed outside Australia or New Zealand, the required postage must be applied. Alternatively, the completed form with the accompanying payment may be mailed to the postal addresses, or delivered by hand to the delivery addresses, set out below. Forms and the accompanying payment will not be accepted at any Burns Philp office. **Your completed form and accompanying payment must be received by the Burns Philp Share Registry no later than 5:00pm (AEST) on 14 August 2003.** Applications received after 5:00pm (AEST) on 14 August 2003 will be rejected and exercise monies (without interest) returned to the Applicant.

Postal Address in Australia
Burns, Philp & Company Limited
C/- ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232
Australia

or

Hand Delivery in Australia
Burns, Philp & Company Limited
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
Australia

Postal Address in New Zealand
Burns, Philp & Company Limited
C/- BK Registries Limited
PO Box 384
Ashburton 8300
New Zealand

or

Hand Delivery in New Zealand
Burns, Philp & Company Limited
C/- BK Registries Limited
138 Tancred Street
Ashburton 8300
New Zealand

The Postal Acceptance Rule does not apply.

ASX Perpetual Registrars Limited (ASX Perpetual) advise that once you become a shareholder in Burns, Philp & Company Limited, Chapter 2C of the *Corporations Act 2001* requires information about you (including your name, address and details of the units you hold) to be included in Burns, Philp & Company Limited's public register. This information must continue to be included in Burns, Philp & Company Limited's public register if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000.* Information is collected to administer your shareholding and if some or all of the information is not collected then it might not be possible to administer your shareholding. ASX Perpetual's privacy policy is available on our website (www.asxperpetual.com.au).



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

3 July 2003

Dear Optionholder

BURNS PHILP OPTIONS – EXPIRY DATE 14 AUGUST 2003

Please carefully read the enclosed letter to Optionholders and Notice of Exercise of Options regarding your holding of Burns Philp Options. The options trade on the Australian Stock Exchange under the code BPCO. These options will lapse at 5.00pm (AEST) on 14 August 2003 unless exercised prior to that date.

Optionholders who reside outside Australia and New Zealand may exercise their options by either:

1. Electronically transmitting the exercise price in Australian currency directly to our bank account, details of which are as follows:

Account Name:	Burns, Philp & Company Limited Options Exercise Trust Account
Account Number:	012-003 8372 22959
Bank:	Australia & New Zealand Banking Group Limited
Branch:	Cnr Pitt & Hunter Streets, Sydney

   To enable the funds transfer to be allocated to your holding of options, the Notice of Exercise of Options and electronic funds transfer details must also be faxed to our facsimile number +612 9247 3272.

2. Returning the Notice of Exercise of Options and a cheque drawn on an Australian branch of a financial institution in Australian currency. You must affix the required postage to the reply envelope provided.

It is your responsibility to ensure that the Notice of Exercise of Options and required payment are returned by 5.00pm on 14 August 2003.

Should you have any queries in relation to this matter please contact Robyn Charnock on +612 9259 1364.

Yours faithfully,

HELEN GOLDING
Company Secretary / Group Legal Counsel